FIRST AMENDMENT TO
FOURTH AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF GGP OPERATING PARTNERSHIP, LP
THIS FIRST AMENDMENT (this “Amendment”) is made and entered into as of July 1, 2015, by and among the undersigned parties.
W I T N E S S E T H:
WHEREAS, GGP Operating Partnership, LP (the “Partnership”), a Delaware limited partnership, exists pursuant to that certain Fourth Amended and Restated Agreement of Limited Partnership, dated as of May 1, 2014, as amended (the “Partnership Agreement”), and the Delaware Revised Uniform Limited Partnership Act;
WHEREAS, GGP Real Estate Holding II, Inc., a Delaware corporation, is the sole general partner of the Partnership (the “General Partner”);
WHEREAS, pursuant to Section 8.3 of the Partnership Agreement, the Partnership may upon its determination that the issuance of additional units is in the best interests of the Partnership, issue additional Preferred Units, and the General Partner is authorized, on behalf of each of the partners, to amend the Partnership Agreement to reflect the issuance of Series I Preferred Units;
NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do herby agree as follows:
1.Capitalized Terms. Capitalized terms used but not defined herein shall have the definitions assigned to such terms in the Partnership Agreement.
2.    Amendment of Section 1.1.
The term “Series J Preferred Units” shall be inserted immediately following the definition of “Series J Preferred Units” and shall be defined as follows:
“Series J Preferred Units” shall mean the series of preferred units of the Partnership designated as Series J Preferred Units having such designations, preferences and other rights described in Schedule I.
3.    Amendment of Preferred Units. Section 4.7 of the Partnership Agreement is hereby deleted in its entirety and the following is hereby inserted in its place and stead:
4.7    Preferred Units. The Series B Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units, Series H Preferred Units, Series I Preferred Units and Series J Preferred Units have been established and have the rights, preferences, limitations and qualifications as are described in Schedule A, Schedule B, Schedule C, Schedule D, Schedule E, Schedule F, Schedule G and Schedule I, respectively, in addition to the applicable rights and preferences contained herein.
4.    Amendment of Distributions with Respect to Preferred Units. Section 5.9 of the Partnership Agreement is amended by inserting the following subsection (h) immediately following subsection (g):

(g)
The holders of Series J Preferred Units are entitled to monthly, cumulative partnership distributions when, if and as declared, in an amount calculated at the applicable per annum rate applied to the $1,000 liquidation preference per Series J Preferred Unit, as more particularly described in Schedule I.

5.    Amendment of Liquidation Preference of Preferred Units. Section 7.8 of the Partnership Agreement is amended by inserting the following subsection (h) immediately following subsection (g):

(g)	The holders of Series J Preferred Units shall have the rights and preferences described in Schedule I.
6.    Addition of Schedule I. Schedule I attached hereto shall be inserted into the Partnership Agreement immediately following Schedule H.
7.    New Exhibit A. Exhibit A to the Partnership Agreement, identifying the Partners, the number and class of series of Units owned by each of them and their respective Percentage Interests, if any, is hereby deleted in its entirety and the Exhibit A in the form attached hereto is hereby inserted in its place and stead.
8.    Other Provisions Unaffected. Except as expressly amended hereby, the Partnership Agreement shall remain in full force and effect in accordance with its terms.
IN WITNESS WHEREOF, the undersigned have executed this Amendment on the day and year first written above.

GENERAL PARTNER:

GGP REAL ESTATE HOLDING II, INC.,
a Delaware corporation

By:     /s/ Stacie L. Herron
Stacie L. Herron
Vice President and Secretary

SCHEDULE I
1.Definitions. As used in this Schedule I, the following terms shall have the meanings set forth below, unless the context otherwise requires.
“Applicable Margin” means, at any date of determination, a percentage per annum determined by reference to the Loan-to-Value Ratio as set forth below:

Pricing Level	Loan-to-Value Ratio	Applicable Margin for Base Rate Units	Applicable Margin for LIBOR Units
I	≤ 45%	0.325%	1.325%
II	>45% and ≤ 50%	0.450%	1.450%
III	>50% and ≤ 55%	0.575%	1.575%
IV	>55% and ≤ 60%	0.700%	1.700%
V	>60%	0.950%	1.950%

The Applicable Margin for each Base Rate Unit shall be determined by reference to the Loan-to-Value Ratio in effect from time to time and the Applicable Margin for each LIBOR Unit shall be determined by reference to the Loan-to-Value Ratio in effect on the first day of such distribution period.
“Base Rate” means, at any time, the highest of (a) the Prime Rate, (b) the Federal Funds Rate plus 0.50% per annum and (c) except during any period of time during which a notice delivered to the Borrowers and each Lender under Section 4.02 of the Credit Agreement shall remain in effect, LIBOR for an Interest Period of one month plus 1.00% per annum; each change in the Base Rate shall take effect simultaneously with the corresponding change or changes in the Prime Rate, the Federal Funds Rate or LIBOR.
“Base Rate Unit” shall mean Series J Preferred Units that generate monthly distributions based upon the Base Rate.
“Credit Agreement” shall mean the Third Amended and Restated Credit Agreement, dated as of October 23, 2013 (as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among GGP Limited Partnership, General Growth Properties, Inc., GGPLP Real Estate 2010 Loan Pledgor Holding, LLC, GGPLPLLC 2010 Loan Pledgor Holding, LLC, GGPLP L.L.C., GGPLP 2010 Loan Pledgor Holding, LLC, GGP Operating Partnership, LP and GGP Nimbus, LP, as Borrowers, the other Loan Parties party thereto from time to time, and the other financial institutions that are party thereto from time to time, as Lenders, as Lenders, and Wells Fargo Bank, National Association, as Administrative Agent.
“Default Rate” shall mean (a) in respect of any distributions payable pursuant to Section 6(a) (i) or (ii) hereof, the rate otherwise applicable to such Series J Unit plus an additional two percent (2.0%) per annum and (b) in respect to any distributions payable pursuant to Section 6(a)(iii) hereof, a rate per annum equal to the Base Rate as in effect from time to time plus the Applicable Margin plus an additional two percent (2.0%) per annum.
“Distribution Payment Date” shall mean, with respect to any Distribution Period, the first day of each month of each year, or, if not a business day, the next succeeding business day.
“Interest Period” means, with respect to each LIBOR Unit, each period commencing on the date such LIBOR Unit is made, or in the case of the Continuation of a LIBOR Unit the last day of the preceding Interest Period for such Loan, and ending on the numerically corresponding day in the first, second, third or sixth calendar month, or if agreed by all relevant affected Lenders, first calendar week, thereafter, as the Borrowers may select in a Notice of Borrowing, Notice of Continuation or Notice of Conversion, as the case may be, except that each Interest Period that commences on the last Business Day of a calendar month (or on any day for which there is no numerically corresponding day in the appropriate subsequent calendar month) shall end on the last Business Day of the appropriate subsequent calendar month.
“Distribution Period” means, with respect to any LIBOR Unit, a period of seven (7) days, or one (1), two (2), three (3) or six (6) months, commencing on the date such LIBOR Unit is issued, on the day such LIBOR Unit is converted from a Base Rate Unit or on the last day of the immediately preceding Distribution Period for such Unit and ending on the day which corresponds numerically to such date seven (7) days, or one (1), two (2), three (3) or six (6) months thereafter, as applicable, provided that (i) each Distribution Period of one (1), two (2), three (3) or six (6) months that commences on the last business day of a calendar month (or on any day for which there is no numerically corresponding day in the appropriate subsequent calendar month) shall end on the last business day of the appropriate subsequent calendar month; (ii) each Distribution Period that would otherwise end on a day that is not a business day shall end on the next succeeding business day, other than with respect to Distribution Periods of seven days, if said next succeeding business day falls in a new calendar month, such Distribution Period shall end on the immediately preceding business day; (iii) unless the Distribution Period for a LIBOR Unit is seven (7) days, no Libor Unit shall have a Distribution Period of less than one month and, if the Distribution Period for any LIBOR Unit would otherwise be a shorter period, such Unit shall bear interest at the Base Rate plus the Applicable Margin for Base Rate Units; and (iv) with respect to the Distribution Payment Date occurring in August, 2015, the Distribution Period shall be the period commencing on June 26 and ending on August 1, 2015.
“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by the Administrative Agent.
“LIBOR” means, for the Interest Period for any LIBOR Distribution and a Base Rate Loan determined in accordance with clause (c) of the definition thereof, the rate of interest obtained by dividing (i) the rate of interest per annum determined on the basis of the rate for deposits in Dollars for a period equal to the applicable Interest Period which appears on Reuters Screen LIBOR01 Page (or any applicable successor page) at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of the applicable Interest Period by (ii) a percentage equal to 1 minus the stated maximum rate (stated as a decimal) of all reserves, if any, required to be maintained with respect to Eurocurrency funding (currently referred to as “Eurocurrency liabilities”) as specified in Regulation D of the Board of Governors of the Federal Reserve System (or against any other category of liabilities which includes deposits by reference to which the interest rate on LIBOR Distributions is determined or any applicable category of extensions of credit or other assets which includes loans by an office of any Lender outside of the United States). If, for any reason, the rate referred to in the preceding clause (i) does not appear on Reuters Screen LIBOR01 Page (or any applicable successor page), then the rate to be used for such clause (i) shall be determined by the Administrative Agent to be the arithmetic average of the rate per annum at which deposits in Dollars would be offered by first class banks in the London interbank market to the Administrative Agent at approximately 11:00 a.m. (London time) two Business Day prior to the first day of the applicable Interest Period for a period equal to such Interest Period. Any change in the maximum rate or reserves described in the preceding clause (ii) shall result in a change in LIBOR on the date on which such change in such maximum rate becomes effective.
“LIBOR Unit” shall mean Series J Preferred Units that generate monthly distributions at the LIBOR Rate.
“Loan-to-Value Ratio” shall mean the ratio, as of a particular date, calculated in accordance with the Credit Agreement.
“Prime Rate” means, at any time, the rate of interest per annum publicly announced from time to time by the Administrative Agent as its prime rate. Each change in the Prime Rate shall be effective as of the opening of business on the day such change in such prime rate occurs. The parties hereto acknowledge that the rate announced publicly by the Administrative Agent as its prime rate is an index or base rate and shall not necessarily be its lowest or best rate charged to its customers or other banks.
2.    Designation and Number; Etc. The Series J Preferred Units have been established and shall have such rights, preferences, limitations and qualifications as are described herein (in addition to the rights, preferences, limitations and qualifications contained in the Third Amended and Restated Agreement of Limited Partnership to the extent applicable). The authorized number of Series J Preferred Units shall be 500,000. Notwithstanding anything to the contrary contained herein, in the event of a conflict between the provisions of this Schedule I and any other provision of the Fourth Amended and Restated Agreement of Limited Partnership, the provisions of this Schedule I shall control.
3.    Rank. The Series J Preferred Units shall, with respect to the payment of distributions and the distribution of amounts upon voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, rank as follows:
(a)    senior to all classes or series of Common Units and to all Units the terms of which provide that such Units shall rank junior to the Series J Preferred Units;
(b)    on a parity with the Series B Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Series G Preferred Units, Series H Preferred Units and Series I Preferred Units and each other series of Preferred Units issued by the Partnership which does not provide by its express terms that it ranks junior or senior in right of payment to the Series J Preferred Units with respect to payment of distributions or amounts upon liquidation, dissolution or winding-up; and
(c)    junior to any class or series of Preferred Units issued by the Partnership that ranks senior to the Series J Preferred Units.
4.    Voting. The Partnership shall not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series J Preferred Units voting separately as a class:
(a)    authorize, create or increase the authorized or issued amount of any class or series of partnership interests of the Partnership ranking senior to the Series J Preferred Units with respect to the payment of distributions or rights upon liquidation, dissolution or winding up of the Partnership, or reclassify any authorized partnership interests into, or create, authorize or issue any obligation or interest convertible into, exchangeable for or evidencing the right to purchase, any such senior partnership interests; or
(b)    amend, alter or repeal the provisions of these Series J Preferred Units, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series J Preferred Units or the holders thereof.
For purposes of this Section 4, each Series J Preferred Unit shall have one (1) vote. Notwithstanding anything to the contrary contained herein, the foregoing voting provisions shall not apply if, prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series J Preferred Units shall have been redeemed. Except as provided herein, the holders of Series J Preferred Units shall not have any voting or consent rights or other rights to participate in the management of the Partnership or to receive notices of meetings.
5.    Unit Type Conversions. The Series J Preferred Units are distinguished by “Type.” The “Type” of Unit refers to whether such Unit is a Base Rate Unit or a LIBOR Unit, each of which constitutes a Type of Series J Preferred Unit. The holders of Series J Preferred Units shall have the right to convert Units of one Type into Units of another Type at any time or from time to time. Unit holders shall designate the Type of Series J Preferred Unit being acquired at the time of issuance, and such Type shall continue unless such holder directs the Partnership to convert such Type into another Type. Absent instructions from a Unit holder to select the duration of any Distribution Period for any LIBOR Unit, such Unit shall continue as a LIBOR Unit with a Distribution Period of one (1) month on the last day of the then-current Distribution Period for such Unit or, if outstanding as a Base Rate Unit, shall remain as a Base Rate Unit.
6.    Distributions.
(a)    Regular Distributions. Subject to the rights of the holders of Preferred Units ranking senior to or on parity with the Series J Preferred Units, the holders of Series J Preferred Units shall be entitled to receive on each Distribution Payment Date, out of assets of the Partnership legally available for the payment of the distributions, monthly cumulative cash distributions at the following rates per annum on the $1,000 liquidation preference per Series J Preferred Unit:
(i)    during such periods as the Series J Preferred Units are Base Rate Units, the Base Rate plus the Applicable Margin;
(ii)    during such periods as the Series J Preferred Units are LIBOR Units, the LIBOR Rate for such period plus the Applicable Margin; and
(iii)    an amount equal to any fees payable under the Credit Agreement during such periods resulting from or arising out of borrowings or the ability to borrow under the Credit Agreement.
Notwithstanding anything to the contrary contained herein, during any period when an Event of Default exists (as such term is defined in the Credit Agreement), the holders of Series J Preferred Units shall be entitled to receive on each Distribution Payment Date, cash distributions at the applicable Default Rate on $1,000 liquidation preference per Unit and all distributions thereon not paid when due. In addition to any distributions due under this Section 6, the Partnership shall pay to holders of Series J Preferred Units a late payment premium in the amount of two percent (2%) of any payments of distributions made after the Distribution Payment Date.
(b)    Distributions on the Series J Preferred Units shall only be paid when, as and if declared by the General Partner, however, distributions shall accumulate whether or not so declared.
(c)    Distributions on the Series J Preferred Units shall accrue and be cumulative from, and including, the date of original issuance and shall be payable (when, as and if declared by the General Partner) monthly in arrears on each Distribution Payment Date. The initial distribution on the Series J Preferred Units, which shall be paid on August 3, 2015 if declared by the General Partner, shall be for less than a full month and shall be in the amount of $1.6148 per Series J Preferred Unit. Distributions payable on the Series J Preferred Units shall be computed on the basis of a year of 360 days and actual days elapsed (including the first day but excluding the last day) occurring in the period for which such Distribution is payable.
(d)    The Partnership shall pay distributions to holders of record at the close of business on the applicable distribution record date. The record date for distributions upon the Series J Preferred Units shall be the business day immediately preceding the related Distribution Payment Date, or such other date that the General Partner shall designate that is not more than 30 days prior to the applicable Distribution Payment Date.
(e)    No distribution on the Series J Preferred Units shall be declared by the General Partner or paid or set apart for payment by the Partnership at such time as and to the extent that the terms and provisions of any bona fide agreement of the Partnership, including any agreement relating to bona fide indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or to the extent that such declaration of payment shall be restricted or prohibited by law (and such failure to pay distributions on the Series J Preferred Units shall prohibit other distributions by the Partnership as described in this Schedule I).
(f)    Distributions on the Series J Preferred Units shall accrue and accumulate, however, whether the Partnership has earnings, whether there are funds legally available for the payment of distributions and whether such distributions are declared by the General Partner.
(g)    Except as provided in Section 6(h) of this Schedule I, so long as any Series J Preferred Units are outstanding, (i) no cash or non-cash distributions (other than in Common Units or other Units ranking junior to the Series J Preferred Units as to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Partnership) shall be declared or paid or set apart for payment upon the Common Units or any other class or series of partnership interests in the Partnership or Units ranking, as to payment of distributions or amounts distributable upon liquidation, dissolution or winding-up of the Partnership, on a parity with or junior to the Series J Preferred Units, for any period and (ii) no Common Units or other Units ranking junior to or on a parity with the Series J Preferred Units as to payment of distributions or amounts upon liquidation, dissolution or winding-up of the Partnership shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Units) by the Partnership (except by conversion into or exchange for other Units ranking junior to the Series J Preferred Units as to payment of distributions and amounts upon liquidation, dissolution or winding-up of the Partnership or by redemptions pursuant to any redemption rights agreements) unless, in the case of either clause (i) or (ii), full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment.
(h)    When distributions are not paid in full (or a sum sufficient for such full payment is not set apart for such payment) upon the Series J Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series J Preferred Units, all distributions declared upon the Series J Preferred Units and any other partnership interests in the Partnership or Units ranking on a parity as to payment of distributions with the Series J Preferred Units shall be declared or paid pro rata so that the amount of distributions declared per Unit of Series J Preferred Units and such other partnership interests in the Partnership shall in all cases bear to each other the same ratio that accrued and unpaid distributions per Unit on the Series J Preferred Units and such other partnership interests in the Partnership (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Units do not have cumulative distributions) bear to each other
(i)    Any distribution payment made on Series J Preferred Units shall first be credited against the earliest accumulated but unpaid distribution due with respect to such Units that remains payable.
(j)    If, for any taxable year, the Partnership elects to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, or any successor revenue code or section) any portion of the total distributions (as determined for Federal income tax purposes) paid or made available for the year to holders of all partnership interests of the Partnership (the “Capital Gains Amount”), then the portion of the Capital Gains Amount that shall be allocable to holders of the Series I Preferred Unit shall be in the same portion that the total distributions paid or made available to the holders of the Series I Preferred Unit for the year bears to the total distributions for the year made with respect to all partnership interests in the Partnership. Distributions with respect to the Series J Preferred Units are intended to qualify as permitted distributions of cash that are not treated as a disguised sale within the meaning of Treasury Regulation §1.707-4 and the provisions of this Schedule I shall be construed and applied consistently with such Treasury Regulations.

7.    Liquidation Preference.
(a)    In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, before any payment or distribution of the assets of the Partnership (whether capital or surplus) shall be made to or set apart for the holders of Common Units or any other partnership interests in the Partnership or Units ranking junior to the Series J Preferred Units as to the distribution of assets upon the liquidation, dissolution or winding-up of the Partnership, the holders of the Series J Preferred Units shall, with respect to each such Unit, be entitled to receive, out of the assets of the Partnership available for distribution to Partners after payment or provision for payment of all debts and other liabilities of the Partnership and subject to the rights of the holders of any series of Preferred Units ranking senior to or on parity with the Series J Preferred Units with respect to payment of amounts upon liquidation, dissolution or winding-up of the Partnership, an amount equal to $1,000.00 (or property having a fair market value as determined by the General Partner valued at $1,000.00 per Series J Preferred Unit), plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution (including all accumulated and unpaid distributions).
(b)    If, upon any such voluntary or involuntary liquidation, dissolution or winding-up of the Partnership, the assets of the Partnership, or proceeds thereof, distributable among the holders of the Series J Preferred Units are insufficient to pay in full the preferential amount aforesaid on the Series J Preferred Units and liquidating payments on any other Units or partnership interests in the Partnership of any class or series ranking, as to payment of distributions and amounts upon the liquidation, dissolution or winding-up of the Partnership, on a parity with the Series J Preferred Units, then such assets, or the proceeds thereof, shall be distributed among the holders of Series J Preferred Units and any such other Units or partnership interests in the Partnership ratably in accordance with the respective amounts that would be payable on such Series J Preferred Units and such other Units or partnership interests in the Partnership if all amounts payable thereon were paid in full.
(c)    Written notice of such liquidation, dissolution or winding-up of the Partnership, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series J Preferred Units at the respective addresses of such holders as the same shall appear on the transfer records of the Partnership.
(d)    After payment of the full amount of liquidating distributions to which they are entitled as provided in Section 7(a) of this Schedule I, the holders of Series J Preferred Units shall have no right or claim to any of the remaining assets of the Partnership.
(e)    For the purposes of this Section 7, none of (i) a consolidation or merger of the Partnership with or into another entity, (ii) a merger of another entity with or into the Partnership or (iii) a sale, lease or conveyance of all or substantially all of the Partnership’s assets, properties or business shall be deemed to be a liquidation, dissolution or winding-up of the Partnership (unless all or substantially all of the proceeds thereof are distributed by the Partnership, in which case a liquidation, dissolution or winding-up of the Partnership shall be deemed to have occurred).
8.    Optional Redemption. The holders of the Series J Preferred Units shall have the right to redeem the Series J Preferred Units, in whole or in part, for cash, at a redemption price of the $1,000 liquidation value of such Units, plus all accumulated and unpaid distributions.
9.    Purpose. The Series J Preferred Units are issued by the Partnership in accordance with, and pursuant to, Section 8.3 of the Fourth Amended and Restated Agreement of Limited Partnership of GGP Operating Partnership, LP, as amended, in connection with borrowings by General Growth Properties, Inc., as borrower, pursuant to the (i) Credit Agreement and (ii) Intercompany Credit Agreement between General Growth Properties, Inc. and GGP Limited Partnership dated June 26, 2015 (the “Intercompany Credit Agreement”). Accordingly, the terms set forth on this Schedule I are intended to be equivalent to the terms of borrowings by General Growth Properties, Inc., as borrower, pursuant to the Credit Agreement and Intercompany Credit Agreement. To the extent that the terms herein do not provide such equivalency, whether through omission or otherwise, the Partnership shall be authorized, notwithstanding any provision herein to the contrary, to make such adjustments to the provisions of this Schedule I and the Series J Preferred Units.